United States securities and exchange commission logo





                             January 24, 2024

       Edward Lu
       Chief Financial Officer
       Phoenix New Media Ltd
       Sinolight Plaza, Floor 16
       No. 4 Qiyang Road
       Wangjing, Chaoyang District, Beijing, 100102
       People   s Republic of China

                                                        Re: Phoenix New Media
Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Response dated
December 4, 2023
                                                            File No. 001-35158

       Dear Edward Lu:

              We have reviewed your December 4, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

       Form 20-F for the Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 1. Organization and Principal Activities, page F-10

   1.                                                   We acknowledge your
responses to the staff   s questions related to the Company   s status
                                                        under the Investment
Company Act of 1940 (the    Act   ), as well as our phone
                                                        conversation with you
and your counsel on January 18, 2024. As we indicated on our phone call, we do not
agree with certain positions expressed in your responses, including your position that you
may treat interests in money market funds not registered with the
                                                        Commission as cash
items for purposes of section 3(a)(1)(C) of the Act. In the staff   s
                                                        view, based on the
information provided to date, the Company should treat such assets as investment
securities    for purposes of section 3(a)(1)(C). We note, however, the
 Edward Lu
Phoenix New Media Ltd
January 24, 2024
Page 2
      representation included in your response letter of September 8, 2023 that the Company
         intends to reallocate its liquid assets into more cash items     so
that its investment
      securities will make up less than 45% of its Adjusted Assets on a consolidated basis with its wholly owned subsidiaries allowing the Company to also rely on the Rule 3a1 safe
      harbor in the future,    as well as your belief, which was relayed to the
staff on the phone,
      that the Company has already made substantial progress in the reallocation of its assets out of investment securities, including money market funds not registered with the
      Commission, such that the Company may currently be eligible to rely on Rule 3a-1 under the Act. While we do not have additional comments at this time, our decision to not issue additional comments does not indicate that we agree or disagree with certain other positions expressed in your responses, including your position that you are able to rely on
      the exemption from the definition of an    investment company    provided
at section 3(b)(1)
      of the Act.
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameEdward Lu
                                                           Division of
Corporation Finance
Comapany NamePhoenix New Media Ltd
                                                           Office of Technology
January 24, 2024 Page 2
cc:       Yi Gao
FirstName LastName